Mail Stop 6010

October 28, 2005

John J. Dupont
President, Chief Executive Officer and Director
Utilicraft Aerospace Industries, Inc.
554 Briscoe Boulevard
Lawrenceville, GA 30045

	Re:	Utilicraft Aerospace Industries, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed October 5, 2005
		File No. 333-128758

Dear Mr. Dupont:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

General
1. We note that, according to the Form 15 filed by American Utilicraft Corporation, there were no AMUC shareholders of record as of March 31, 2005. However, it is unclear from the disclosure in your registration statement, including the reorganization agreement filed as Exhibit 2, whether, pursuant to the reorganization, you exchanged AMUC`s outstanding shares of common stock and warrants to purchase AMUC common stock with your shares of common stock and warrants to purchase your common stock. If so, please tell us how this exchange offer complied with the appropriate federal tender offer rules. Also tell us the exemption from the registration requirements of the Securities Act you relied upon in connection with the offering of your securities pursuant to this exchange offer. Further, please clarify whether AMUC was liquidated and dissolved pursuant to the reorganization, and if so, how shareholder approval was obtained. We may have further comments.
2. Alternatively, if AMUC consummated a spin-off as opposed to an exchange offer, please provide a detailed factual and legal analysis as to why you believe the spin-off complied with the procedures set forth in the Division of Corporation Finance Staff Legal Bulletin No.
4 (September 16, 1997).
3. Please give appropriate consideration to the consequences of a failure to comply with such procedures. Under such circumstances, why do you believe that the spin-off did not involve a public offering? Please provide a detailed factual and legal analysis as to how the spin-off of shares of Utilicraft Aerospace Industries to AMUC`s shareholders in the absence of compliance with Staff Legal Bulletin No. 4 or an effective registration statement registering the spin-off would be consistent with the requirements of Section 5 of the Securities Act. In responding to this comment, please refer to
Question 3 of the Division of Corporation Finance Staff Legal Bulletin No. 4 (September 16, 1997).
4. As a related matter, please provide your analysis as to why you believe AMUC should not be considered an underwriter in the distribution of your securities pursuant to the spin-off. In responding to this comment, please refer to Question 4.B.5 of the Division of Corporation Finance Staff Legal Bulletin No. 4 (September
16, 1997).

Registration Statement Cover Page
5. Please add and check the Rule 415 box to the cover page of the registration statement. Refer to Item D.36 in the main volume of our
Manual of Publicly Available Telephone Interpretations, which is available on our website at http://www.sec.gov/interps/telephone.shtml.


Prospectus Cover Page
6. Confirm to us that the selling shareholders will not sell any of the shares being registered for resale until your shares are quoted on the OTC Bulletin Board. Alternatively, disclose on the cover page of the prospectus and in your plan of distribution section that the selling shareholders will sell at a fixed price per share until your shares are quoted on the OTC Bulletin Board and thereafter, at prevailing market prices or privately negotiated prices, and identify the fixed price, or a range, at which the selling shareholders will sell until a trading market is established.

Prospectus Summary, page 1
7. Please expand this section to disclose that your auditors have expressed a going concern opinion, that you have accumulated deficits since inception, and to clarify that FF-1080-300 is still under development and you will require significant additional financing to bring this product to market.

Risk Factors, page 2

General
8. Please include appropriate risk factor headings for each risk factor included in this section. In doing so, please evaluate each of your headings and the text that follows to ensure that your risk factors clearly and specifically state the material risk to investors that is a consequence of the condition or uncertainty that you identify. Avoid risk factor headings that are too vague and generic to adequately describe the risk that follows or merely allude to the risk. You should describe the risk and its result clearly and concretely and include the nature of the specific risk or harm in your headings. Readers should be able to read the risk factor headings and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you. Refrain from merely stating facts or describing events that may occur in the future in your headings.
9. In addition, in crafting risk factor headings, please avoid generic language, such as "adversely affect" and "harm" to describe the impact of the risk factors on your business, collectively, or on specific results of your business. Instead disclose how your business, operations and/or financial conditions would be affected and the resulting risk to investors.
10.
Please include a risk factor to discuss the risks associated with the fact that your auditors have raised substantial doubt regarding your ability to continue as a going concern. You should address, for example, the adverse effects that the auditor`s going concern opinion may have on your ability to secure additional financing.

The loss of John J. Dupont, page 3
11. Please expand your disclosure to address the rights of revocation of patent assignments contained in Mr. Dupont`s employment agreement.

The FF-1080-300 aircraft may not achieve market acceptance, page 3
12. Please provide a description of the "[g]overnment imposed restrictions" in the Government Approvals and Regulation section of the prospectus.

We have contracted with one major supplier, page 4
13. With a view toward disclosure, please tell us how long you anticipate it would take to locate an alternate FAA-certified supplier.

We intend to market and sell our products to foreign customers, page
4
14. Please name the targeted countries and regions that give rise to the mentioned risks. Also, include a brief discussion of the "foreign laws and regulations" of the targeted countries and regions to which you will be subject in the Government Approvals and Regulation section of the prospectus.

We currently have limited net working capital, page 4
15. Supplement this risk factor to discuss the risks associated with the fact that holders of warrants, the underlying 10,030,356 shares of which are being registered, may never exercise such warrants, and that consequently you may be unable to fund any of the anticipated costs and expenses listed on page 7 under "Use of Proceeds."

The exercise of outstanding warrants, page 5
16. Please disclose the quantity of warrants and underlying shares provided to PacifiCorp.

Forward-Looking Statements, page 6
17. Please revise your disclosure to eliminate all references to the cited safe harbor, as it does not apply to statements made by non-reporting companies.

Use of Proceeds, page 5
18. If you are not registering shares underlying the warrants issued to PacifiCorp, it appears inappropriate to include the disclosure contained in footnote 1 to this section. Revise accordingly.

Selling Stockholders, page 8
19. Please ensure that all shares held by all selling security holders are included in the table, as it does not appear that a total of 112,366,031 shares are currently included in the table.
20. Please disclose how the selling shareholders received their shares.
21. Please disclose any position, office or other material relationship each stockholder has had within the past three years with you or with American Utilicraft Corporation.
22. Please disclose, if applicable, any family relationships between your officers, directors and 5% beneficial owners and any of the remaining selling shareholders listed in the table.
23. Please tell us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer. Any selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, each selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling shareholder is able to make the following representations in the prospectus:
* The selling shareholder purchased the shares being registered for resale in the ordinary course of business, and
* At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
Please revise accordingly.
24. Please identify the natural persons that beneficially own the securities held by the entities named in the table.

Directors, Executive Officers, Promoters and Control Persons, page
19
25. Your disclosure regarding the business experience of Mr.
Boland
and his employment agreement (Exhibit 10.2) indicate that he served
as AMUC`s vice-president and general manager through December 10, 2004, the date he began to serve, full-time, as your vice-president and general manager.  Please explain how he could have executed the
Reorganization Agreement as the president of AMUC on May 6, 2005.
26. Similarly, please explain how Mr. Dupont executed AMUC`s Form
15
dated March 31, 2005 as the president and CEO of AMUC.
27. Please disclose Karen Shoemaker`s position with AMUC.
28. We note that Ms. Shoemaker and Mr. Fragoso are involved in the business activities of other companies. If these individuals are not expected to devote their full time and attention to your company, please include a risk factor discussing the risks that this presents to your investors.

Security Ownership of Certain Beneficial Owners and Management,
page
21
29. Please revise the beneficial ownership table to include the shares held by family members, family trusts and affiliates of the named beneficial owners listed in the selling shareholder table.
30. We note your disclosure on page 23 that PacifiCorp may obtain up
to 51.4% of your common stock, effecting a change of control.
Please
include a risk factor describing the risks associated with
triggering
the "change of control" provisions in your employment contracts with
your named executive officers.
31.
We note that the Form 8-K filed by AMUC and dated December 10,
2004
states that Messrs. Dupont and Boland owning less than 51% of AMUC constitutes a material default under the AMUC agreements. We note further that, pursuant to the Reorganization Agreement, you have entered into purchase agreements "on substantially the same terms and conditions as were agreed to with AMUC." As PacifiCorp is able to obtain up to 51.4% of your common stock, it appears that this would trigger a material default under your agreements, as well. If so, please add appropriate risk factor disclosure discussing the risks to investors associated with triggering such a material default. Additionally, please tell us why you have not filed these contracts as exhibits, and, in an appropriate section of the prospectus, please describe the material terms of these contracts.

Description of Business, page 25

General
32. Please revise your disclosure to make the meanings of all technical and industry-specific terms clear from the context of your discussion.  For example, we note the references to "revenue tons"
on
pages 26, "flat rate settings" on page 27 and Outside Mold Line on page 31. Please also describe such terms where they first appear. Development of Utilicraft Aerospace Industries, Inc., page 25
33. We note that the Form 8-K filed by AMUC and dated December 10, 2004 states that the AMUC Board`s adoption of the reorganization was ratified by a majority of the AMUC shareholders. Please tell us exactly how shareholder approval of the reorganization was obtained.
We may have further comment.
34. Please disclose here and in the Prospectus Summary the reasons stated in the Reorganization Agreement as to why a reorganization was necessary. The agreement cites, among other reasons, the need "to facilitate significant investment" and the existence of AMUC`s "delinquencies and deficiencies in its public filings under federal securities laws and certain pending litigation."
35. We note your disclosure in the Reorganization Agreement that, as
part of the reorganization, you obtained preliminary purchase agreements with Global Aircraft Group and WSI Hong Kong Ltd. Please confirm whether you have actually entered into any such purchase agreements, and if so, why you have not filed these agreements as exhibits to the registration statement. If you have not entered into these agreements, please make this fact clear in the Business section
of the prospectus.
36. Please discuss the "material breaches" in your agreements with the FF-1080 purchasers disclosed in the Form 8-K filed by AMUC and dated December 10, 2004.
37. Paragraph 4 of the reorganization agreement appears to suggest that in consideration of your issuance to AMUC of your shares, AMUC released and discharged you and each of the individuals listed in paragraph 4 of any claims, obligations, demands and other liabilities of AMUC. Please provide a detailed description in your response letter of all such known or anticipated liabilities to which you might be subject. In addition, please provide an analysis as to why you believe that your company and such individuals are effectively insulated from the liabilities of AMUC. For example, how is AMUC able to discharge third party claims currently directed against it and which may prospectively be directed against you? Further, given that the last periodic report AMUC filed was for the fiscal
quarter
ended June 30, 2004, please indicate in your response letter what financial resources, if any, AMUC currently possesses that enable it to fulfill its indemnification obligations set forth in paragraph
5
of the reorganization agreement.  We may have further comments.
38. Please disclose and describe the nature of the "certain pending litigation" mentioned in the Reorganization Agreement.
39. Please account for AMUC`s assets as of the time of the reorganization, including the portion of the $1.1 million you paid to
AMUC, referred to in Note 2 to the financial statements. Clarify and quantify the total benefit received by your officers and directors pursuant to the reorganization and any subsequent liquidation and dissolution.

Business Overview, page 26
40. We note your disclosure in the fourth full paragraph on page
26
that you have "obtained arrangements" with experienced product and service providers. This disclosure seems inconsistent with your disclosure on page 31 that "[you] have not begun serious negotiation or reached final agreements with any...potential suppliers." Please revise or advise. Please revise the last risk factor on page 3 in accordance with this comment.
41. You indicate that you have entered into risk sharing agreements with your suppliers and that these suppliers provide to you products and services at no cost. Tell us and disclose the significant terms of the agreements, how you are accounting for them and why. In addition, describe the risks to which you are exposed as a result of your entry into these arrangements and supplement your risk factor disclosure accordingly.
42. Please clarify whether the AFRS system mentioned in the first full sentence on page 27 has been developed.

The Market, page 27
43. Your statement in the second paragraph of this section that your initial target client base is U.S. carriers seems inconsistent with your statement in the sixth paragraph on page 33 that your current focus is the international market. Please revise or advise.
44. Please provide support for your statement in the fourth full paragraph on page 28 that the FF-1080-300 will perform military and governmental support missions more effectively and at lower costs than "any other air or ground vehicle."

Competition, page 28
45. Please provide additional support for your statement that small and intermediate-sized aircraft builders "pose no threat" to you. Specifically, explain why you believe companies with greater financial resources and brand name recognition could not enter your targeted niche market and compete against you.
46. We refer you to your disclosure in the second paragraph on page
29. Please explain what you mean that heavy and large aircraft are
"unnecessarily sophisticated."
47. Please provide support for your statement that it will take new market entrants several years to design, develop and produce competing products. Specifically, explain why you believe established aircraft manufacturers would be unable to enter the market in a much shorter timeframe.

Suppliers and Materials, page 30
48. Please explain in greater detail the meaning and significance of the fact that you are organized as a "system integrator." We refer you to your disclosure in the first paragraph of this section.
49. We refer you to your disclosure in the second paragraph of this section. Your statement that you have received verbal and written commitments appears inconsistent with your disclosure on page 31 that you have begun no serious negotiations. Please revise or advise. To the extent that you have received some form of commitment, please name the committing party, provide a brief description of the commitment and tell us why you have not filed these agreements as exhibits to the registration statement. Name the companies that have shown a "willingness...to share the risk [of bringing] the FF-1080-
300 to market" and describe the "understandings reached with these companies."
50. Please confirm that the Purchase Agreement with Metalcraft Technologies filed as Exhibit 10.11 to the registration statement is in fact the executed copy of that agreement. We note that the agreement is described as "Purchase Agreement # __" and refer you to the bracketed language contained in the first paragraph of the exhibit.
51. Please update us as to the status of your current discussions with the suppliers mentioned at the top of page 31.

Research and Development, page 31
52. We note your disclosure that you expected to obtain engineering reports on a final OML in early October 2005. Please tell us whether you received these reports, and if so, the significance of the results.
53. Please tell us why you have not filed the wing design and wind tunnel model fabrication Purchase Order as an exhibit to the registration statement.

Government Approvals and Regulation, page 31
54. We refer you to the first paragraph of this section. Please provide a description of the "regulations for experimental aircraft."

Additional Information, page 32
55. Please provide the updated Securities and Exchange Commission address.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 32

Overview, page 32
56. Your description of the anticipated length of time required to bring your product to market is unclear. On page 31, you state that you plan to fly the prototype aircraft by January 2006. On page 32, you state that completion of the prototype will not occur until approximately nine months from obtaining adequate financing. You also state that FAA Certification is expected take 24 months from the flight of the first prototype. On page 30, you state that you expect to bring the aircraft to market within 30 months of obtaining adequate financing. You state on page 32 and the third paragraph on page 34 that FAA 25 Certification will be completed in 24 months. However, in the fourth paragraph on paragraph on page 34, it appears that FAA 25 Certification will take 42 months to complete (12 months for Phase I, six months to begin Phase II and 24 months to complete
Phase II). Please discuss the stage of current development of the FF-1080-300 and summarize the development efforts required over the next twelve months. Provide a clear timeline as to when you anticipate bringing the FF-1080-300 to market, including, in order, the anticipated time you believe will be required to complete such intermediate steps as completing the prototype, obtaining adequate financing and completing the FAA Certification.

57. Please similarly discuss the status of your development efforts related to the air cargo electronic information system and automated flat rate and summarize the development efforts required over the next twelve months for those systems.

58. Please discuss in more detail the significant components of the
referenced $89 million.  We note from page 2 that you plan to use
$71
million to fund operations, $6 million for sales and marketing and $12 million to expand administrative resources. On page 7 you include a table reflecting anticipated costs of $42 million. Ensure that your disclosures about these costs are consistent throughout the document. Please also discuss expected significant changes in the number of employees during the next twelve months. We note your disclosure on page 2 that you estimate needing 20 additional employees to expand your engineering design capacity. Please refer to Item 303(a) of Regulation S-B.

Liquidity and Future Capital Requirements, page 33
59. Please disclose how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next 12 months, as required by Item 303(a)(1)(i) of Regulation S-B.
60. Please expand your description of the PacifiCorp Agreement. Include in such disclosure the fact that the agreement allows the parties to renegotiate the terms of the warrants, whether as to exercise price or period, if a public market is established for your common stock. We refer you to your disclosure in Note 5 to the financial statements (page F-14). Please include appropriate risk factor disclosure. Additionally, disclose the fact that PacifiCorp is entitled to full voting rights even though PacifiCorp may have to surrender shares of your common stock if it fails to exercise the PacifiCorp Warrants within the requisite time period set forth in the
Pacificorp Agreement. Also explain in greater detail PacifiCorp`s right to resell your shares pursuant to the PacifiCorp Agreement. Specifically, explain what would happen in the event that PacifiCorp resells its shares to a third party but then subsequently fails to exercise the warrants. It is unclear whether the terms of PacifiCorp
Agreement entitle you to demand the return of shares from third parties under such a scenario. Please provide similar disclosure in
Certain Relationships and Related Party Transactions on page 34. We may have further comment.
61. Please confirm, and if true, disclose in your registration statement that none of the shares underlying the PacifiCorp Warrants are being registered for resale pursuant to this registration statement and disclose.
62. Please tell us the exemption from the registration requirements of the Securities Act relied upon by Messrs. Dupont and Boland in connection with their transfer of 19,415,740 shares to PacifiCorp.
63. Your statements here and throughout the registration that PacifiCorp is "obliged" to provide financing and has agreed to provide "a minimum of $40,000,000" in financing improperly suggests an actual obligation on PacifiCorp to provide such financing, when, in fact, there is no such obligation as PacifiCorp does not have to exercise any of the PacifiCorp Warrants. Please revise your disclosure as necessary throughout the registration statement to clarify this point.

Material Commitments and Expenditures, page 34
64. Please reconcile your disclosure that you expect to pay Metalcraft between $7 and $10 million during the next 12 months with your disclosure on page F-15 that your future minimum payments under the Metal craft agreement total $55.5 million for 2005 and 2006. Please explain in detail how you plan to cover these future payments over the next 12 months.

Certain Relationships and Related Party Transactions, page 34
65. Please disclose that pursuant to a Royalty Agreement with John Dupont, you have agreed to pay Mr. Dupont royalties in the amount of
3% of your gross proceeds on all sales of your products.
66. Please reconcile the assumed deferred compensation amounts disclosed in the first full paragraph on page 35 with the amounts listed in the notes to the Summary Compensation table on page 37.
67. We note your disclosure in the third full paragraph on page 35 that your directors unanimously consented to assume certain debt owed by AMUC to Mr. Dupont and to JD Aero, a company owned by Mr. Dupont.
As it appears that Mr. Dupont, a company director, participated on both sides of the transaction regarding the assumption of this debt, please clearly state that this negotiation was not conducted in the same manner as that which would have been conducted between two unaffiliated parties.

Market for Common Equity and Related Stockholder Matters, page 35

Rule 144 Shares, page 36
68. Please provide appropriate disclosure in the Recent Sales of Unregistered Securities section of the registration statement regarding the 294,000 shares issued in connection with certain loans to AMUC.
69. We note your disclosure that 20,000,000 shares of common stock issued in a private placement and the aforementioned 294,000 shares are included in the shares registered for resale in this registration statement. However, these shares do not appear to be listed in the selling shareholder table. Please revise the selling shareholder table, the fee table, the prospectus cover page and elsewhere as necessary to account for these shares.

Executive Compensation, page 36

Summary Compensation Table, page 37
70. It is unclear why an AMUC deferred compensation obligation existed for you to assume on December 9, 2004 since, according to AMUC`s 10-KSB for the fiscal year ended December 31, 2003, AMUC was only obligated to pay deferred compensation if it was able to obtain
$20 million in financing, which it does not appear that AMUC obtained. Moreover, the 10-KSB discloses that AMUC`s employment agreements all expired on February 28, 2005. Please explain.
71. In addition, please disclose the consideration you received in exchange for assuming AMUC`s deferred compensation obligation and the
AMUC Debt mentioned on page 35.

Employment Agreements, page 38

John J. Dupont, page 38
72. We note your disclosure regarding your agreement to provide
Mr.
Dupont with a loan of up to $500,000 upon your attainment of certain financing. Please indicate in your response letter how such a loan would be consistent with the prohibition on personal loans to executives and whether you intend to amend Mr. Dupont`s agreement accordingly. Please see Section 13(k) of the Securities and Exchange
Act. As you may be aware, upon filing of your registration statement, you achieved the status of "issuer" as defined in Section
2 of the Sarbanes-Oxley Act of 2002.

Karen Shoemaker, page 39
73. We note your disclosure that Ms. Shoemaker`s base salary will increase upon the effective date of this registration statement.
Please disclose this fact in the Liquidity and Future Capital
Requirements section of the prospectus.

Financial Statements, page F-4
74. Please provide a signed and currently dated consent from your auditors prior to requesting effectiveness.
75. Please tell us and disclose the significant terms of and accounting for your agreements with Global Aircraft Group and WSI
..
Refer to the Reorganization Agreement in Exhibit 2.

Statement of Operations, page F-5
76. Please revise your statement of operations to include compensation and related costs within the appropriate cost categories reflected in your statement of operations such as general and administrative and engineering, research and development. If you wish to reflect a separate line item for all compensation and related costs, whether cash or stock based, then your presentation should comply with SAB Topic 11.B.

Note 1.  Summary of Significant Accounting Policies, page F-9
77. Please disclose your fiscal year.


Basis of Presentation and Going Concern Uncertainty, page F-9
78. Please revise to explain all of the principal conditions that raise substantial doubt about your ability to continue as a going concern, the possible effects of such conditions, and management`s evaluation of the significance of those conditions and any mitigating factors. We note that the audit report refers to a working capital deficiency, in addition to your loss from operations. Also, we note your reference to the financing agreement. Please disclose the amount of minimum proceeds necessary to remove the threat to the continuation of your business for the 12 months following the date of the financial statements. Please refer to FRC 607.02.

Earnings per Share, page F-11
79. Please revise your filing to disclose the number of potential shares resulting from outstanding warrants that could potentially dilute basic earnings per share but that were not included in the computation of diluted earnings per share for the periods presented because to do so would be anti-dilutive for the periods presented. Refer to the requirements of paragraph 40 (c) of SFAS 128.

Patents, page F-12
80. Please disclose the total amount assigned to the patents acquired
from John J. Dupont,  CEO, President, Director and shareholder,
and
the weighted-average amortization period.  Refer to paragraph
44(a)
of SFAS 142.  Disclose the nature of each type of consideration given
in exchange for the patents and the value assigned to each.  Tell us
and disclose the method you used to value any non-cash forms of
consideration and any significant assumptions.   Tell us and
disclose
any significant terms of your agreement to acquire these patents.
We
note the disclosure on page 30. Tell us whether and how your valuation considered paragraphs 9 - 10 of SFAS 142, paragraphs 6 - 7 of SFAS 141, and SAB Topic 5:G. Tell us the amount allocated to each patent.
81. We note your disclosure that you plan to engage an independent appraiser to value the individual patents. Upon completion of the appraisals, you may adjust the carrying values of the patents. Please tell us your basis under U.S. GAAP for making this adjustment subsequent to the acquisition date. Cite the accounting literature upon which you relied and how you applied that literature to your situation. Discuss, to the extent not addressed in your response to our comment above, what steps you have performed to determine the valuation of the patents in your June 30, 2005 financial statements and why you believe that the additional step of obtaining an independent appraiser is necessary.
82. We note the disclosure in your April 29, 2005 press release that
Mr. Dupont continues to retain control of the patents. Tell us why you reflect the acquisition of those patents in the financial statements. Cite the accounting literature upon which you relied and how you applied that literature to your situation.

Impairment of Long Lived Assets, page F-12

83. Due to the significance of the valuation of your patents as of June 30, 2005 and the costs you may incur for the design aircraft, please discuss in more detail the events or changes in circumstances that you consider when determining when to test for recoverability of an asset under paragraph 8 of SFAS 144. Explain in more detail the nature of the contract retentions and how those impact your analysis.

Note  2.  Transactions with American Utilicraft Corporation, page
F-
12
84. Please discuss your accounting for the spin-off and the related determination of the appropriate financial statements and periods to present. Cite the accounting literature upon which you relied and how you applied that literature to your situation. Please tell us how you considered APB 29, as amended by SFAS 144, EITF 02-11, SAB Topic 5.Z.7, SAB Topic 1.B.1 and Regulation C 405 in determining the appropriate accounting for the spin-off transaction and the presentation of your financial statements. Generally, carve-out financial statements should present the track record of management and the evolution of the business over time, rather than limiting the presentation to include only the accounts of the operations contributed to the registrant. Also, accounts would be excluded from the carve-out financial statements only if they relate to businesses that are clearly and logically separable from the business contributed to the registrant. Under this presentation, assets and operations included in the historical financial statements, but not in UTI, would be reflected as a distribution to parent when UTI is formed. Please note that in addition, if you determined that the above presentation was appropriate, you would also need to consider presenting pro forma financial statements to reflect the removal of assets and operations that will not to be included in UTI going forward and adjustments for changes in revenues or cost sharing and other contractual arrangements. Please also refer to the SEC staff speech at the AICPA`s 2001 Conference on Current SEC Developments.
85. Please respond to the following comments:
* We note that the Reorganization Agreement filed as Exhibit 2 is dated May 6, 2004. However, Note 2 to the financial statements (page
F-12) states that the spin-off was effective on December 9, 2004, while your disclosure on page 26 states that AMUC declared a dividend of the spun-off shares on September 22, 2005. We also note your disclosure on page 26 that you issued 111,444,769 shares to AMUC pursuant to the reorganization. However, the Reorganization Agreement states that 97,749,884 shares were issued. Please clarify and make all necessary revisions throughout the registration statement to consistently describe the amount of shares that were issued to AMUC and the date the transaction was effective.
* Please tell us and disclose the significant terms of the transactions involved.
* Please specifically address the significant terms of the transactions related to the patents and how you accounted for those transactions and why. That is, address the transactions with both AMUC and UAI.
86. As part of the reorganization transaction, we note that you paid
$1 million in cash to AMUC and assumed liabilities of $1.9 million in deferred compensation and $532,000 of debt owed to an officer for consideration for patents. We further note from your statement of cash flows on page F-7 that you capitalized intangible assets for these assumed obligations. We finally note from your disclosure on page 35 that you assumed these obligations at various dates including
August 5, 2005, which is after the balance sheet date. Please respond to the following comments:
* Please tell us and revise your filing to clarify who owned the patents prior to the transaction. On pages 25 and F-12, you indicate that John Dupont assigned certain patent rights to the company.
* Please tell us and revise your filing to consistently describe when you assumed the deferred compensation obligations and outstanding debt owed to your officer. Within your discussion, please address why you accounted for these transactions within your financial statements as of and for the period ended December 9, 2005 to June 30, 2005 even though it appears certain transactions did not occur until after June 30, 2005.
87. We note your disclosure in the April 29, 2005 press release that you plan to merge with AMUC. Please tell us in more detail about the nature and timing of this transaction.

Note 3.  Capital Structure Disclosures, page F-13
88. Please provide the disclosures required by paragraph 4 of SFAS
129.  Tell us and disclose the dates of each issuance reflected on page F-6.
89.
Please tell us and disclose the method and significant assumptions underlying your valuation of the common shares issued to officers in exchange for services and issued to Pacificorp under the funding commitment. We note your disclosure that you determined the valuation of $0.07 per share by reference to your sale of 20,000,000 shares of common stock for cash at $0.10 per share. Clarify how you determined a value of $0.07 based upon a cash sale at a higher value.
90. We note your disclosure in Note 3 to the financial statements that 20 million shares were issued to two executive officers for "services rendered." Please provide the names of the two executive officers who received these shares, tell us why these shares were not included in the Summary Compensation Table and tell us the section of the respective employment agreements that provide for stock compensation. Also tell us and disclose the nature of the services rendered by the two officers, how you accounted for the related expense and why.
91. Please reconcile the exercise prices of the warrants of $1.00 to
$5.00 with the ranges on the cover page of your filing showing exercise prices of $0.10 to $5.00 per share.

Note 5.  Commitments and Contingencies, page F-14
92. Please respond to the following comments with respect to your agreements with Pacificorp Funding Partners Trust:
* Please update this disclosure or add a subsequent events footnote to explain the current status. We note that the exercise of warrants for the minimum funding amount of $40 million was expected by September 12, 2005. If not exercised, you could demand the return of shares and warrants. Discuss the amount of funding received and whether or not you did demand the return of the shares and warrants.
* Please tell us and revise your filing to clearly discuss how you accounted for and valued the issuance of shares by the company and by two of the company`s executive officers. Include a discussion of how you are accounting for and classifying the deferred financing costs.
Cite the accounting literature upon which you relied and explain how you applied that literature to your situation.
* Please tell us and disclose how you are accounting for and valuing the warrants issued and tell us why. Cite the accounting literature upon which you relied and explain how you applied that literature to your situation. Include a discussion of how you evaluated Pacificorp obligations to exercise the minimum funding amount. Please refer to
SFAS 133 and EITF 00-19.
* We note your disclosure that you determined the value of the warrants to be insignificant. Please tell us why.
* Address whether or not the warrants have a fixed or variable exercise price. We note your disclosure that the exercise price or term may be adjusted if a public market is established for your common stock. We also note from your April 29, 2005 press release that the price is based upon market pricing. Tell us how you considered this feature in determining the appropriate accounting for the warrants. Please refer to SFAS 133 and EITF 00-19.
* We note that you amended your agreement with Pacificorp Funding Partners Trust on September 12, 2005. Please tell us and disclose the significant terms of the amendment and your accounting for the agreement.
* We note from your April 29, 2005 press release that Mr. Dupont and
Mr. Boland have rights to future payments based upon the stock price performance. Please tell us and disclose in more details the terms of this obligation and how you are accounting for it.
93. Please tell us and disclose the significant terms of your long-term agreement for raw materials and parts, including why you refer to this agreement as a risk sharing agreement. We note the disclosure on page 30. Discuss how you are accounting for the agreement and tell us the accounting literature you relied upon and how you applied that literature to your situation. Please also revise MD&A to discuss your unconditional purchase commitment for $458 million.
94. Please tell us and disclose, as appropriate, all of the disclosures required by SFAS 5 with respect to the pending litigation against American Utilicraft Corporation.

Part II

Recent Sales of Unregistered Securities
95. Please disclose the 17.3 million shares underlying warrants issued pursuant to the reorganization.
96. We note your disclosure that 105,000 shares were issued to James
McGowen. We also note that the selling shareholder table states that
Mr. McGowen beneficially owns 627,800 shares. Please disclose how and when Mr. McGowen acquired these additional shares.
97. Please disclose the individuals and entities listed in this section that are affiliated with the company.

Exhibits

Exhibit 2
98. Your reorganization agreement references an Exhibit A to such agreement, yet it does not appear such exhibit was filed. Please file the entire agreement, including all exhibits.

Exhibit 5
99. It appears that the fourth paragraph of your counsel`s opinion contains certain assumptions that are inappropriate.
Specifically,
your counsel indicates that it has "assumed that such parties had or will have the power, corporate or other, to enter into and perform all obligations thereunder" and has also "assumed the due authorization by all requisite action, corporate or other, and execution and delivery by such parties of such documents and the validity and binding effect thereof." These assumptions appear to be conclusions of law which are necessary requirements of the opinion.
Please obtain a revised opinion.
100. Please note that counsel must also consent to being named in the prospectus. Please revise the opinion accordingly.

Exhibit 10.18
101. Please confirm whether Exhibit 10.18 amends and restates
Exhibit
10.17 in its entirety or whether it simply amends the prior agreement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Tara Harkins at (202) 551-3639 or Kaitlin Tillan at
(202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 551-3636 or me at (202) 551-3444 with any other questions.


Sincerely,



Perry Hindin
Special Counsel
Office of Electronics and Machinery

cc:  	via facsimile
      Phillip W. Offill, Jr., Esq.
      Godwin Gruber, L.L.P.

John J. Dupont
Utilicraft Aerospace Industries, Inc.
October 28, 2005
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